July 15, 2022

Samantha Brutlag
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Response to Comments on 485(a) filing for Allspring Dynamic Target 2065 Fund (the “Fund”), a series of Allspring Funds Trust (the “Registrant”)

Dear Ms. Brutlag:

In response to the comments you provided on July 8, 2022 to the Registrant’s registration statement filing made on May 26, 2022 pursuant to Rule 485(a) under the Securities Act of 1933 with respect to the Fund (accession no. 0001081400-22-000439), please note the following responses. Capitalized terms not defined below have the meanings set forth in the registration statement filing.

Comment: You requested that we use the term “speculative” to describe junk bonds within the Fund’s “High Yield Securities Risk”.

Response: We have added the requested disclosure to each share class prospectus.

Comment: With respect to the Fund’s fundamental investment policy regarding concentration, you noted that the Fund excludes investments in securities of other investment companies from the concentration policy. You noted that a fund and its investment advisor may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining compliance with the fund’s concentration policy. You requested that we add disclosure to the Fund’s statement of additional information to clarify that the Fund will consider the investments of underlying investment companies when determining compliance with the Fund’s fundamental investment policy regarding concentration.

Response: We have added the requested disclosure.

************

As stated previously, we completed a Form N-1A filing for the Fund pursuant to Rule 485(a) under the Securities Act of 1933 on May 26, 2022, and we intend to complete the Form N-1A filing for the Fund pursuant to Rule 485(b) under the Securities Act of 1933 on or about August 8, 2022. Such filing will incorporate your comments, where applicable, as outlined in this letter, and will make other non-material changes.

Please feel free to call me at (617) 895-9401 if you have any questions or comments.

Sincerely,

/s/ Maureen Towle

Maureen E. Towle
Senior Counsel
Allspring Funds Management, LLC